

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 1, 2005



05005625

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 Febuary 2005 – (ASX Appendix 3Y – 2 Change of Director's Interest Notices)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	17 Dec 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder)	Tevlo Pty Ltd
Date of change	28 and 31 January 2005
No. of securities held prior to change	**Direct** 300,000 ordinary 300,000 July 2005 Options **Indirect** 1,859,500 ordinary - Indirect 445,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007– Indirect
Class	Ordinary shares
Number acquired	120,000 ordinary shares – indirect
Value/Consideration	$7,699.95

+ See chapter 19 for defined terms.

No. of securities held after change	**Direct** 300,000 ordinary 300,000 July 2005 Options **Indirect** 1,979,500 ordinary - Indirect 445,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007– Indirect
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities on-market.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	First Australian Resources Limited
ABN	41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK ROBERT GRIGOR
Date of last notice	28 January 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest (Gregorach Pty Ltd)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd Mr. Grigor is a director of this company.
Date of change	28 January 05
No. of securities held prior to change	7,261,628 Ordinary Shares - Indirect 3,269,412 July 2005 Options - Indirect 1,500,000 Incentive Options June 2007 - Direct
Class	July 2005 Options
Number acquired	69,231 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,361.55
No. of securities held after change	7,330,859 Ordinary Shares - Indirect 3,269,412 July 2005 Options - Indirect 1,500,000 Incentive Options June 2007 - Direct

+ See chapter 19 for defined terms.

Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities via on-market trade.

+ See chapter 19 for defined terms.